SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                            ----------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                               SCAN-GRAPHICS, INC.
                                (Name of Issuer)

                     Common Stock, $.001 par value
                         (Title of Class of Securities)

                                  805893 302
                                (CUSIP Number)

                                 Mendel Klein
                          Lange Heretalse Straat 102
                              Antwerpen, Belgium
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 7, 1996
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                     Schedule 13D


CUSIP No. 805893 302                 13D


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Killeba Holdings, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Belize

Number of Shares           7.       SOLE VOTING POWER
                                    692,142
 Beneficially
                           8.       SHARED VOTING POWER
 Owned by Each                      N/A

Reporting Person           9.       SOLE DISPOSITIVE POWER
                                    1,466,342
     With
                           10.      SHARED DISPOSITIVE POWER
                                    N/A

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,137,259

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     9.35%

14.      TYPE OF REPORTING PERSON*
                                    CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.  Security and Issuer

         This statement relates to Common Stock, $.001 par value per share (the "Common Stock"), of Scan-Graphics, Inc. (the "Company"). The address of the principal executive office of the Company is 700 Abbott Drive, Broomall, PA 19008.

Item 2.  Identity and Background

         (a) This statement is filed on behalf of Killeba Holdings, Ltd. ("Reporting Person").

         (b) The business address for the Reporting Person is 102 Lange Heretalse Straat, Antwerpen, Belgium.

         (c) Reporting Person is a Belize corporation engaged in investments and financial advice.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to the violation of any federal or state securities law.

         (f)  Reporting Person is a Belize corporation.

Item 3.  Source and Amount of Funds or other Consideration

                  All of the funds used in the acquisition of Common Stock came from internal working capital of the Reporting Person. The total consideration paid for the securities was $1,000,000.

Item 4.  Purpose of Transaction

         All securities listed under Item 5 below have been acquired for investment. Reporting Person has no plans with respect to any of such securities which is referred to in Items 4(a)-4(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person was the beneficial owner of 1,287,020 shares as of April 24, 1996, assuming a Conversion Price (as defined below) of $1.95 (representing 65% of the closing bid price of the Common Stock of $3.00 on April 18, 1996) as of such date. As set forth in subsection (c) hereof, the number of shares beneficially owned is subject to adjustment based on fluctuations in the market price of the Common Stock which may affect the Conversion Price. Assuming further that the total number of outstanding shares of the Company's Common Stock was 10,408,081 as of April 24, 1996, and all of the Warrants and the Notes (all as defined below) were exercised and converted, respectively, the Reporting

Person would have owned approximately 11% of the Company's Common Stock. As of August 29, 1996, after giving effect to the conversion of the Notes and the sale of 329,083 shares of Common Stock (see Item 5(c) below), and assuming that (i) all of the Warrants have been exercised and (ii) the total number of outstanding shares of the Company's Common Stock was 11,391,849, the Reporting Person would beneficially own 1,137,259 shares of the Comapny's Common Stock, representing approximately 9.35% of the total outstanding.

         (b) There is no written arrangement respecting the disposition of the Notes or the Warrants or the voting or disposition of the Common Stock.

         (c) On March 27, 1996, pursuant to a private placement, the Reporting Person purchased from the Company 20 units ("Units") at $50,000 per Unit. Each Unit consists of a convertible note ("Notes") in the principal amount of $50,000, one Class A Warrant to purchase 19,355 shares of Common Stock ("Class A Warrants") and one Class B Warrant to purchase 19,355 shares of Common Stock ("Class B Warrants") (the Class A Warrants and Class B Warrants are collectively referred to as the "Warrants"). The principal and accrued interest under the Notes are immediately convertible into Common Stock at a per share price equal to the lesser of $3.00 per share or 65% of the average closing bid price of the Common Stock during the five trading days immediately preceding the conversion (the "Conversion Price"). The Class A Warrants are immediately exercisable at $3.00 or, if less, the lowest price at which Common Stock has been converted under any of the Notes prior to exercise. The Class B Warrants are immediately exercisable at $4.00 per share. The Warrants expire March 26, 1999.

         On June 4, 1996, the Reporting Person converted Notes in the principal amount of $500,000 (plus accrued interest) at a Conversion Price of $1.52 into 329,083 shares of Common Stock. On August 23, 1996 the Reporting Person converted Notes in the remaining principal amount of $500,000 (plus accrued interest) at a Conversion Price of $1.38 into 363,059 shares of Common Stock. The following sale transactions were effected by the Reporting Person during the past sixty days:

                  Purchase or
Date                 Sale           Amount           Price per Share
- ----                 ----           ------           ---------------
7/31/96       Sale           10,000           2.375
8/01/96       Sale           10,000           2.40625
8/01/96       Sale            6,500           2.40625
8/01/96       Sale            5,000           2.40625
8/01/96       Sale            6,000           2.40625
8/01/96       Sale           15,000           2.4375
8/01/96       Sale           10,000           2.46875
8/01/96       Sale           12,000           2.375
8/01/96       Sale            5,500           2.46875
8/05/96       Sale            7,500           2.15625
8/05/96       Sale           10,000           2.15625
8/07/96       Sale           40,000           2.34375
8/07/96       Sale            5,000           2.40625
8/08/96       Sale           10,000           2.46875
8/08/96       Sale           50,000           2.375
8/21/96       Sale           40,000           2.1875
8/22/96       Sale            7,500           2.21875

8/23/96       Sale           25,000           2.21875
8/27/96       Sale           10,000           2.03125
8/27/96       Sale           20,000           2.03125
8/27/96       Sale            5,000           2.03125
8/27/96       Sale            4,500           2.03125
8/28/96       Sale            7,500           2.09375
8/29/96       Sale            2,000           2.0
8/29/96       Sale            5,000           2.09375
8/30/96       Sale               83           2.03125

         (d)  None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None.

Item 7.  Material to be Filed as Exhibits

                  None.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: September 9, 1996


                                                     KILLEBA HOLDINGS LTD.



                                                     By: /s/ Mendel Klein
                                                         -----------------------
                                                         Mendel Klein, President